SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated April 4, 2005, to clarify information reported in newspaper articles concerning a decision issued by the Ministry of Economic Affairs of Taiwan against Dr. Richard Chang.

Exhibit 99.2:	Press announcement, dated April 4, 2005, relating to the Registrant’s proposal to enter into indemnification agreements with its existing and future directors and chief executive officers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: April 5, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated April 4, 2005, to clarify information reported in newspaper articles concerning a decision issued by the Ministry of Economic Affairs of Taiwan against Dr. Richard Chang.

Exhibit 99.2:	Press announcement, dated April 4, 2005, relating to the Registrant’s proposal to enter into indemnification agreements with its existing and future directors and chief executive officers.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

CLARIFICATION OF NEWSPAPER REPORTS

•	Semiconductor Manufacturing International Corporation (the “Company”) noticed a number of newspaper articles published in Hong Kong on 1 April 2005 relating to our President and CEO, Dr. Richard Chang.

•	The Company makes the following announcement in relation to and in order to clarify information reported in such newspaper articles pursuant to Rule 13.09 of the Listing Rules.

Our President and Chief Executive Officer, Dr. Richard Chang, is a citizen of the United States. Dr. Chang has studied and worked in the U.S. for many years, and has held a U.S. passport for more than two decades. As an overseas Chinese American, Dr. Chang has been working in Mainland China for more than 5 years since February 2000.

On 31 March 2005, the Ministry of Economic Affairs of Taiwan ( ) (the “Taiwan Authority”) issued an administration decision pursuant to which the Taiwan Authority (inter alia): (i) alleged that Dr. Chang has contravened Article 35 of the Taiwan and Mainland Residents Relation Regulations ( ), in that he invested in and established a corporation in Mainland China, namely Semiconductor Manufacturing International (Shanghai) Corporation, through the Company in 2000, without prior approval from relevant Taiwan authorities; and (ii) imposed on Dr. Chang to pay an administrative fine of NT$5 million (approximately HK$1.24 million using the exchange rate of HK$1=NT$4.03087) and to cease the investment activities within six months (the “Taiwan Decision”).

The Taiwan Decision was imposed on Dr. Chang as an individual, and not on the Company itself. Also, it is the Company’s understanding that the Taiwan Decision generally has no binding authority outside of Taiwan. The Company finds the Taiwan Decision and the entire situation regrettable. The Company believes that this Taiwan Decision will not have any material adverse impact on either Dr. Chang or the Company. The Company will continue to operate as usual and Dr. Chang and other employees are committed to work just as diligently and dedicated as before and will continue to devote themselves to positively contribute to the Company’s investors, customers and each other.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Anne Wai Yui Chen
Company Secretary

Shanghai, PRC

4 April 2005

*	for identification only.

Exhibit 99.2

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

PROPOSED CONTINUING CONNECTED TRANSACTIONS

The Board announces that the Company proposes to enter into identical indemnification agreements with each of its existing and future directors and chief executive officers, pursuant to which the Company will, subject to certain exceptions and limitations set out therein, be obliged to indemnify each of its directors and chief executive officers, to the fullest extent permitted by law, against an Applicable Claim (as defined below) in respect of an Indemnifiable Event (as defined below).

Under Rule 14A.11(1) of The Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), a director or chief executive officer of the Company is considered a connected person of the Company. The entering into of the proposed indemnification agreement by the Company with any of its existing and future directors and chief executive officers would constitute a connected transaction (the “Continuing Connected Transactions”) under the Listing Rules.

The Company intends to seek shareholders’ approval to the Continuing Connected Transactions at its upcoming annual general meeting (“AGM”) to be held on 6 May 2005. A circular (“Circular”) containing the full notice of AGM and information relating to the business to be conducted at the AGM, the Continuing Connected Transactions and a letter from the independent financial adviser to the Independent Shareholders (as defined below) will be issued to the shareholders of the Company on 6 April 2005.

Background

On 18 March 2004, the date of the initial public offering (“IPO”) of the Company, the Company has entered into an indemnification agreement (the “Indemnification Agreement”) with each director whose appointment as director took effect immediately upon the IPO (the “IPO Directors”), whereby the Company has agreed to (amongst others) indemnify the IPO Directors in respect of liability arising from their capacity as directors of the Company. Details on the nature and scope of the indemnity given by the Company pursuant to the Indemnification Agreement were disclosed in the Company’s prospectus issued on 8 March 2004 for the purpose of the IPO and described below.

Principal terms of the Indemnification Agreement

Pursuant to the Indemnification Agreements, the Company was obliged to indemnify each of its directors and chief executive officers, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim”) by reason of or arising out of any event or occurrence relating to the fact that he is or was a director or chief executive officer of the Company, or any of the Company’s subsidiaries, or is or was serving at the Company’s request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event”). The Company’s obligation to indemnify its directors or chief executive officers pursuant to the Indemnification Agreement is subject to certain exceptions and limitations set out therein. In particular, there is a provision which provides that the Indemnification Agreement will be in force to the extent permitted by certain applicable laws, including Cayman Islands law. The Company understands that as a matter of public policy in the Cayman Islands, an indemnity from the Company in favour of its directors is not likely to be enforceable to the extent it is in respect of criminality, breach of fiduciary duties and, possibly, recklessness.

Under the Indemnification Agreement payments of each claim will be reviewed by any competent person or body consisting of a member or members of the Board or any other person or body appointed by the Company’s board of directors (“Board”) who is not a party to the particular claim for which the indemnitee is seeking indemnification or Independent Legal Counsel (as defined below) appointed or approved by the Directors in accordance with the Indemnification Agreement (an “Independent Reviewing Party”) to ensure such claim is permitted under applicable laws, including Cayman Islands law. The Board will ensure the appointed Independent Reviewing Party will have the necessary professional knowledge to review each claim. “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with the provisions of the Indemnification Agreement, who shall not have otherwise performed services for the Company or party seeking indemnification within the last three years (other than with respect to matters concerning the rights of the party seeking indemnification under the Indemnification Agreement, or of other indemnities under similar indemnity agreements). Under the terms of the Indemnification Agreement, a party will not be selected as the Independent Reviewing Party with respect to a claim if there exist any conflict of interests between the Company and such party with respect to such claim. If the indemnitee is a Director, such Director shall abstain from voting on the resolution in respect of the appointment of the Independent Reviewing Party. After reviewing the claim, the appointed Independent Reviewing Party will make a determination (in the form of a written opinion, in any case in which Independent Legal Counsel is involved) to the Company as to whether and to what extent the Applicable Claims would be permitted under applicable law.

For the year ended 31 December 2004, no payment was made to any of the Company’s directors under the Indemnification Agreement.

In order to reflect the new requirements under Rules 14A.35 of the Listing Rules to set a term of no longer than 3 years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules) (the “Requirements”), the Company proposes to amend the form of Indemnification Agreement (the “New Agreement”) so as to comply with the Requirements and to enter into identical New Agreements with each of its existing and future directors and chief executive officers. The New Agreement will supersede any Indemnification Agreement which the Company has previously entered into with any existing directors.

Principal terms of the New Agreement

The terms of the New Agreement are the same as the Indemnification Agreement, except that the New Agreement will be subject to a term of three years and an Annual Cap (as defined and described below).

The Company proposes to enter into identical New Agreements with each of its existing and future directors and chief executive officers. The proposed New Agreement will take effect upon execution by the relevant existing or future director or chief executive officer for a term of three years commencing on the date of the Independent Shareholders’ (as defined below) approval of the Continuing Connected Transactions. The Company’s articles of association (“Articles”) permit the appointment of directors so that the total number of directors (exclusive of alternate directors) shall not at any time exceed the number fixed in accordance with the Articles. Under the Articles, the number of directors shall be nine or such other number as shall be fixed by the board of directors from time to time.

The Company proposes to set for the New Agreement a maximum aggregate annual value (“Annual Cap”) of US$20,000,000 (approximately HK$156,000,000), provided that the Company’s liability to indemnify a particular director or chief executive officer shall not exceed the amount payable in respect of such director or chief executive officer under the directors’ and officers’ liability insurance (“D&O Insurance”) which the Company may obtain for its directors and officers. The Annual Cap was determined by reference to the limit of liability under the D&O Insurance which the Company has obtained for its directors and officers. The current limit of liability under the D&O Insurance is US$20,000,000 (approximately HK$156,000,000) per annum for claims against the Company’s directors and officers. It is intended that any payment made by the Company to a particular director or chief executive officer under the New Agreement for an Applicable Claim in respect of an Indemnifiable Event will be covered by the D&O Insurance. If the D&O Insurance does not cover any amount for any particular Applicable Claim in respect of any Indemnifiable Event, the Company will not be liable to make up for that amount which is not covered by the D&O Insurance. In the event that the limit of liability under the D&O Insurance exceeds US$20,000,000 per annum for claims against the Company’s directors and officers, the Company will re-comply with the Listing Rules, in particular, it will make a further announcement and seek independent shareholders’ approval of the new maximum aggregate annual value of the New Agreement.

Principal activities of the Company

The principal activities of the Company are the provision of integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide.

Reasons for the Continuing Connected Transactions

The Company recognizes the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks.

The Company desires to attract and retain the services of highly qualified individuals to serve the Company and, in part, in order to induce such individuals to continue to provide services to the Company, the Company wishes to provide for the indemnification and advancing of expenses to its directors as permitted by law and the Listing Rules.

Listing Rules implications

Under Rule 14A.11(1) of the Listing Rules, a director or chief executive officer of the Company is considered a connected person of the Company. The entering into of the New Agreement by the Company with any of its existing and future directors and chief executive officers would constitute a connected transaction under the Listing Rules, accordingly, it is subject to the disclosure requirements and the approval of Independent Shareholders (as defined below) under the Listing Rules.

The Company will seek the approval of the Independent Shareholders (as defined below) of the New Agreement and the Annual Cap in relation to the Continuing Connected Transactions on the following conditions:

(a)	The Annual Cap will not exceed US$20,000,000 (approximately HK$156,000,000) provided that the Company liability to indemnify a particular director or chief executive officer shall not exceed the amount payable to such director or chief executive officer under the D&O Insurance.

(b) (i)	The Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Company and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Company than terms available to independent third parties; and

(ii)	The Continuing Connected Transactions will be entered into in accordance with the New Agreement and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(c)	Brief details of the Continuing Connected Transactions will be disclosed in each of the Company’s successive annual report (except for the next annual report to be issued on 6 April 2005 as it will be issued before the Company obtains Independent Shareholders’ approval for the Continuing Connected Transactions), each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (d) below.

(d)	The independent non-executive Directors will review annually the Continuing Connected Transactions, and they will confirm in the Company’s annual report for the financial year in question that such Continuing Connected Transactions under their review were conducted in the manner as stated in paragraphs (a) and (b) above.

(e)	The auditors of the Company will review annually the Continuing Connected Transactions, and confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each relevant period, during which the Continuing Connected Transactions were conducted, stating that:

(i)	the Continuing Connected Transactions have been approved by the Board;

(ii)	the Continuing Connected Transactions have been entered into in accordance with the terms of the New Agreement; and

(iii)	the Continuing Connected Transactions have not exceeded the Annual Cap,

and where for whatever reasons, if the auditors of the Company decline to accept the engagement or are unable to provide the auditors’ letter, the Board will contact the Listing Division of the Stock Exchange immediately.

(f)	The Company will provide auditors of the Company with full access to the relevant records of the Continuing Connected Transactions for the purpose of auditors’ review as referred to in paragraph (e) above.

(g)	The Company will comply with the applicable provisions of the Listing Rules governing connected transactions (including prompt notification of the Stock Exchange and publication of an announcement in newspapers) or will apply for waiver from strict compliance with the relevant requirements in the event that the Annual Cap of the Continuing Connected Transactions is exceeded, or there is any material amendment to the terms of the Continuing Connected Transactions.

The Company will seek approval by the independent shareholders (being shareholders of the Company other than the Directors and the chief executive officer and their respective associates (as defined under the Listing Rules), the “Independent Shareholders”) of the New Agreement (and the Continuing Connected Transactions contemplated thereunder) and the Annual Cap. All the Directors and chief executive officer of the Company and their respective associates (as defined under the Listing Rules) will abstain from voting on any resolutions in relation to the New Agreement (and the Continuing Connected Transactions contemplated thereunder) and the Annual Cap.

As all of the Directors have an interest in the proposed Continuing Connected Transactions, no independent board committee can be formed to advise the Independent Shareholders in relation to the proposed Continuing Connected Transactions. An independent financial adviser has been appointed to advise the Independent Shareholders in relation to the proposed Continuing Connected Transactions.

ICEA Capital Limited, the independent financial adviser, has been appointed to advise the Independent Shareholders regarding the terms of the New Agreement and the Annual Cap.

Circular

The Company intends to seek Independent Shareholders’ approval to the Continuing Connected Transactions at its upcoming AGM to be held on 6 May 2005. The Circular containing the full notice of AGM and information relating to the business to be conducted at the AGM, the Continuing Connected Transactions and a letter from the independent financial adviser to the Independent Shareholders will be issued to shareholders of the Company on or about 6 April 2005.

By Order of the Board

Anne Wai Yui Chen

Company Secretary

Hong Kong, 1st April, 2005

Principal place of business:

18 Zhangjiang Road

Pudong New Area

Shanghai 201203

People’s Republic of China

Registered Office:

P. O. Box 309 GT

Ugland House, George Town

Grand Cayman

Cayman Islands

Members of the Board: Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

For the purpose of this announcement, translations of United States dollars into Hong Kong dollars is made for illustration purposes only at the exchange rate of US$1.00 to HK$7.8.

*	for identification only.